

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2023

D. Bryan Jordan
Chief Executive Officer
First Horizon Corporation
165 Madison Avenue
Memphis, Tennessee 38103

      Re: First Horizon Corporation
            Definitive Proxy Statement on Schedule 14A
            Filed March 13, 2023
            File No. 001-15185

Dear D. Bryan Jordan:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                             Sincerely,

                             Division of Corporation Finance
                             Disclosure Review Program